Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 182-A-I dated February 4, 2010	Term Sheet to Product Supplement No. 182-A-I Registration Statement No. 333-155535 Dated September 12, 2011; Rule 433

Structured Investments	$ Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund due October 3, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the iShares® MSCI Brazil Index Fund, up to the Maximum Return of at least 21.50% at maturity and who anticipate that the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) will not be less than the Initial Share Price by more than 25.00%. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 25.00%, be willing to lose some or all of their principal at maturity. If the Final Share Price is not less than the Initial Share Price by more than 25.00%, investors have the opportunity to receive the greater of (a) the Share Return and (b) the Contingent Minimum Return of at least 10.00% at maturity, subject to the Maximum Return. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 3, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about September 16, 2011 and are expected to settle on or about September 21, 2011.

Key Terms

Index Fund:	The iShares® MSCI Brazil Index Fund (the “Index Fund”)
Knock-Out Event:

A Knock-Out Event occurs if the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount. For the avoidance of doubt, the notes are subject to monitoring on a single Monitoring Day (i.e., the Observation Date).

Knock-Out Buffer Amount:	25.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose more than 25.00% of your initial investment and may lose all of your initial investment at maturity.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?” in this term sheet.

Maximum Return:

At least 21.50%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 21.50% and $1,215 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 10.00%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 10.00%.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 182-A-I for further information.

Observation Date:	September 28, 2012†
Maturity Date:	October 3, 2012†
CUSIP:	48125X2C9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 182-A-I

Investing in the Capped Single Observation Index Fund Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 182-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 182-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 12, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 182-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $60.00, a Contingent Minimum Return of 10.00% and a Maximum Return of 21.50% and reflect the Knock-Out Buffer Amount of 25.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Final Share Price	Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

$108.000	80.00%	21.50%	N/A
$102.000	70.00%	21.50%	N/A
$96.000	60.00%	21.50%	N/A
$90.000	50.00%	21.50%	N/A
$84.000	40.00%	21.50%	N/A
$78.000	30.00%	21.50%	N/A
$72.900	21.50%	21.50%	N/A
$72.000	20.00%	20.00%	N/A
$69.000	15.00%	15.00%	N/A
$66.000	10.00%	10.00%	N/A
$63.000	5.00%	10.00%	N/A
$61.500	2.50%	10.00%	N/A
$60.600	1.00%	10.00%	N/A
$60.000	0.00%	10.00%	N/A
$57.000	-5.00%	10.00%	N/A
$54.000	-10.00%	10.00%	N/A
$48.000	-20.00%	10.00%	N/A
$45.000	-25.00%	10.00%	N/A
$44.994	-25.01%	N/A	-25.01%
$36.000	-40.00%	N/A	-40.00%
$30.000	-50.00%	N/A	-50.00%
$24.000	-60.00%	N/A	-60.00%
$18.000	-70.00%	N/A	-70.00%
$12.000	-80.00%	N/A	-80.00%
$6.000	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1) The Final Share Price is greater than or equal to $45.00 (75% of the hypothetical Initial Share Price).
(2) The Final Share Price is less than $45.00 (75% of the hypothetical Initial Share Price).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $60.00 to a Final Share Price of $61.50 — a Knock-Out Event has not occurred. Because the Share Return of 2.50% is less than the hypothetical Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $60.00 to a Final Share Price of $57.00 — a Knock-Out Event has not occurred. Because the Share Return of -5% is less than the hypothetical Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $60.00 to a Final Share Price of $69.00 — a Knock-Out Event has not occurred. Because the Share Return of 15% is greater than the hypothetical Contingent Minimum Return of 10.00% but less than the hypothetical Maximum Return of 21.50%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $60.00 to a Final Share Price of $36.00 — a Knock-Out Event has occurred. Because the Final Share Price of $36.00 is less than the Initial Share

JPMorgan Structured Investments —	TS-2
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund

Price of $60.00 by more than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event has occurred and because the Share Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Example 5: The closing price of one share of the Index Fund increases from the Initial Share Price of $60.00 to a Final Share Price of $90.00 — a Knock-Out Event has not occurred. Because the Share Return of 50% is greater than the hypothetical Maximum Return of 21.50%, the investor receives a payment at maturity of $1,215 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of at least 21.50% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 10.00% on the notes, for a minimum payment at maturity of at least $1,100 for every $1,000 principal amount note, subject to the Maximum Return of at least 21.50%. The maximum payment at maturity will be at least $1,215 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 10.00% and 21.50%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  EXPOSURE TO THE iSHARES® MSCI BRAZIL INDEX FUND — The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “EWZ.” The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see the information set forth under “The iShares® MSCI Brazil Index Fund” in the accompanying product supplement no. 182-A-I.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the “constructive ownership” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 182-A-I

JPMorgan Structured Investments —	TS-3
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund

dated February 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 25.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 25.00% of your initial investment and may lose all of your initial investment at maturity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 21.50%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or other affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER MAY TERMINATE ON THE OBSERVATION DATE — If the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Index Fund. Because the Final Share Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Index Fund at the maturity date or at other times during the term of the notes could be at less than the Initial Share Price by not more than the Knock-Out Buffer Amount, or could be equal to or greater than the Initial Share Price. This difference could be particularly large if there is a significant decrease in the price of the Index Fund during the later portion of the term of the notes or if there is significant volatility in the price of the Index Fund during the term of the notes, especially on dates near the Observation Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE INDEX FUND IS VOLATILE — The likelihood that the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) will be less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Index Fund — the frequency and magnitude of changes in the closing price of the Index Fund.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although the Index Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of the Index Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the

JPMorgan Structured Investments —	TS-4
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund

  Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade, which is primarily the Brazilian real. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in Brazil and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.
  EMERGING MARKETS RISK — The equity securities held by the Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
  LACK OF LIQUIDITY— The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rates on the Index Fund and the equity securities underlying the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly historical closing price of one share of the Index Fund from January 6, 2006 through September 9, 2011. The closing price of one share of the Index Fund on September 9, 2011 was $60.95.

We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 182-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Capped Single Observation Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund